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                                  EXHIBIT 2.2.1






                           Purchase and Sale Agreement

                                     between

                       CSX REALTY DEVELOPMENT CORPORATION,

                        THE THREE RIVERS RAILWAY COMPANY,

                   THE ATLANTIC LAND AND IMPROVEMENT COMPANY,

                    WINSTON-SALEM SOUTHBOUND RAILWAY COMPANY,

                    GAINESVILLE MIDLAND RAILROAD COMPANY, AND

                      RICHMOND, FREDERICKSBURG AND POTOMAC
                                 RAILWAY COMPANY

                                       and

                                  RAILCOM, LTD.










                                                         Dated January 23, 1996
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                                Table of Contents

Paragraph                                                                 Page
1.        Definitions...................................................    1

2.        Assets to be Conveyed.........................................    2

3.        Sales Price...................................................    3

4.        License Fees..................................................    4

5.        New Outdoor Advertising Facilities ...........................    5

6.        Certain Post-Closing Obligations..............................    6

7.        Indemnifications by RailCom...................................    6

8.        Insurance.....................................................    7

9.        Representations...............................................    8

10.       Breach........................................................    8

11.       Closing Costs.................................................    8

12.       Surviving Provisions..........................................    8

13.       Irrevocable Easement..........................................    8

14.       Miscellaneous.................................................    9

                                    Exhibits

Exhibit A        List of Outdoor Advertising Facilities and License Agreements

Exhibit B        Form of License Agreement

Exhibit C        Management Agreement

Exhibit D        Form of Grant of Easement and Agreement

Exhibit E        Form of Assignment of Management Agreement

Exhibit F        Form of Assignment of License Agreements

Exhibit G        Revenue Report for the Period Ending December 31, 1995

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                           PURCHASE AND SALE AGREEMENT

         THIS AGREEMENT (this "Agreement") is made and entered into as of the 23rd day of January, 1996, between CSX REALTY DEVELOPMENT CORPORATION, a Georgia corporation ("CRDC"), THE THREE RIVERS RAILWAY COMPANY, a Pennsylvania corporation, THE ATLANTIC LAND AND IMPROVEMENT COMPANY, a Virginia corporation, WINSTON-SALEM SOUTHBOUND RAILWAY COMPANY, a North Carolina corporation, GAINESVILLE MIDLAND RAILROAD COMPANY, a Georgia corporation, and RICHMOND, FREDERICKSBURG AND POTOMAC RAILWAY COMPANY, a Virginia and Delaware corporation (collectively, "Seller") and RAILCOM, LTD., a Georgia corporation ("RailCom").

                                   BACKGROUND

         A. Seller owns, uses or occupies certain real property underlying certain outdoor advertising facilities located in various states in the United States. The outdoor advertising facilities consist of signboards, painted bulletins, and poster panels, all of which are commonly known as billboards. Each outdoor advertising facility which is the subject of this Agreement is listed in Exhibit A attached to this Agreement. Seller is also a party to numerous license agreements related to the outdoor advertising facilities, and a management agreement related to the outdoor advertising facilities.

         B. RailCom wishes to purchase from Seller (i) an easement (or such lesser right to the greatest extent Seller's interest will support) in connection with the use and occupancy of certain structures supporting the outdoor advertising facilities, and (ii) an assignment of Seller's interest in the license agreements and management agreement related to those outdoor advertising facilities. Seller is willing to sell such assets upon the terms and conditions set forth in this Agreement.

                               TERMS OF AGREEMENT

         In consideration of the rights and obligations described in this Agreement, Seller and RailCom hereby agree as follows:

1. Definitions. Terms capitalized in this Agreement are defined in parentheses in the body of this Agreement, or as follows:

         1.1 "Closing Date" means the date for closing this Agreement designated by RailCom by notice to Seller (at least five [5] business days in advance), but no later than March 31, 1996.

         1.2 "Easement" means an easement (or such lesser right to the greatest extent Seller's interest will support) on, over and across that portion of Seller's interest, if any, in real property (whether owned, leased, licensed or otherwise occupied) in direct contact with that portion of a structure supporting an Outdoor Advertising Facility where such structure contacts the ground or a bridge, together with the airspace occupied by the Outdoor Advertising Facility (the "Easement Property"), in accordance with the Grant of Easement (as defined in Paragraph 2.1 of this Agreement). For example, where there is a billboard which is twenty five (25) feet wide supported by two (2) poles connected to the ground, the easement related to such billboard shall not include the space between the poles, regardless of the fact that the space lies underneath the billboard supported by such poles, but shall include only the real property which is directly beneath the two (2) supporting poles, and the airspace occupied by the Outdoor Advertising Facility.

         1.3 "Excess Cash Flow" means the annual gross revenue from all of the Locations beginning on the first day of the calendar month which immediately follows the calendar month of the Closing Date, less only the sum of (i) an assumed annual ten percent (10%) management fee, and (ii) during the ten (10) year period beginning on the first day of the calendar month which immediately follows the calendar month of the Closing Date, the Hypothetical Annual Amortization Costs. Any gross revenue generated by (i) the prepayment of future years' rentals or (ii) condemnation


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proceeds, shall be prorated over and included in gross revenue during the period to which such gross revenue is attributable for the purpose of calculating
Excess Cash Flow.

         1.4 "Hypothetical Annual Amortization Costs" means the hypothetical debt service on the Sales Price if the Sales Price was borrowed at an interest rate of eleven percent (11%) per annum, with payments fully amortizing the debt over a period of ten (10) years, payable in equal monthly installments of principal and interest due on the last day of each month, in arrears, with the first payment due on the last day of the calendar month which immediately follows the calendar month of the Closing Date.

         1.5 "License Agreements" means all of the various License Agreements, dated on or before December 31, 1995, which have been executed by Peterson Enterprises of Orlando, Inc. ("Peterson"), as exclusive agent for Seller and/or its affiliates, in connection with licensing to third parties the right to install, construct, maintain, and repair Outdoor Advertising Facilities and to use the same for the display of advertising copy, which License Agreements are listed on Exhibit A to this Agreement. The form of License Agreement is attached as Exhibit B to this Agreement.

         1.6 "Location" or "Locations" means the site of one or more, respectively, of the Outdoor Advertising Facilities described on Exhibit A to this Agreement.

         1.7 "Location Sales Price" means the pro-rata portion of the Sales Price applicable to a Location, determined by multiplying the Net Revenue for the Location by 7.05.

         1.8 "Management Agreement" means the Agreement between Seller and/or its affiliates and Peterson dated June 11, 1993, a copy of which is attached as Exhibit C to this Agreement.

         1.9 "Net Revenue" means the actual revenue received by Seller and/or its affiliates from Peterson as to any one or more Locations for the twelve (12) month period ending December 31, 1995.

         1.10 "Outdoor Advertising Facility" or "Outdoor Advertising Facilities" means one or more, respectively, of the signboards, painted bulletins and poster panels commonly known as billboards, including their supporting structures, which are the subject of this Agreement, and which are described on Exhibit A attached to this Agreement.

         1.11 "Sales Price" means TWENTY MILLION ONE HUNDRED THOUSAND DOLLARS ($20,100,000).

2.       Assets to be Conveyed.

         At the closing of the transaction described in this Agreement, Seller shall convey the following assets (the "Assets") to RailCom:

         2.1 Easement. The Easement shall be conveyed by the execution and delivery by both parties of the Grant of Easement and Agreement attached as Exhibit D to this Agreement (the "Grant of Easement"). The parties understand and agree that the descriptions of Locations attached to the Grant of Easement (the "Original Description") may not be legally sufficient, and the Grant of Easement shall not be recorded. A Short-Form Notice of the Grant of Easement, in the form attached as Exhibit B to the Grant of Easement (the "Short-Form Notice") may be recorded in accordance with the following procedures set forth in this Paragraph 2.1:

                  2.1.1 A legal description for each Location for which RailCom wishes to record a Short-Form Notice shall be prepared by RailCom at its sole expense, which description does not necessarily have to be prepared by a licensed surveyor (a "Proposed Description"), and such Proposed Description shall be submitted to Seller for its approval, at Seller's reasonable discretion. Seller must respond to a Proposed Description provided to it by RailCom within thirty (30) days of Seller's receipt of such Proposed Description.

                  2.1.2 Upon approval of such description (an "Approved Description"), CRDC shall cause, if necessary,


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its affiliates (including CSX Transportation, Inc., a Virginia corporation
["CSXT"]) to convey by deed to CRDC such interests as are necessary for CRDC to grant the Easement to RailCom (the "CSXT Deed"), which deed shall be recorded, at CRDC's expense, and Seller and RailCom shall execute a Short-Form Notice for such Location, which may be recorded at RailCom's sole expense. The Approved Description shall also be attached to the Grant of Easement, in replacement of the previous description for such Location which shall be deleted from the Grant of Easement. RailCom, and its successors and assigns, shall reconvey to Seller all of its right, title and interest in the Original Description for such Location.

                  2.1.3 In the event Seller does not approve a Proposed Description, and in the event RailCom and Seller, acting in a reasonable, diligent and cooperative manner, cannot agree upon a legal description for a Location within thirty (30) days after Seller's disapproval of a Proposed Description, Seller shall provide to RailCom, if applicable, an original CSXT Deed of the Location from CSXT to CRDC, containing a description acceptable to Seller (the "Interim Description") along with a Short-Form Notice executed by Seller using the Interim Description. RailCom may then execute the Short-Form Notice, and record such Short-Form Notice (at its sole expense) and a CSXT Deed, if any, and Seller agrees to cooperate, or cause its affiliates to cooperate, in connection with same. Seller shall promptly reimburse RailCom for the cost of recording the CSXT Deed and recording taxes related to the CSXT Deed. Such documents shall state that they include an Interim Description and that it is intended that such description shall be reconveyed within sixty (60) days and a final description attached.

                  2.1.4 If documents containing the Interim Description are delivered to RailCom, the matter shall then be submitted to binding arbitration. Within twenty (20) days after providing such documents, Seller shall provide to RailCom a list of three (3) independent (i.e., not employees of Seller) surveyors licensed in the state where such Location is located, and RailCom shall select one (1) of these three (3) surveyors to act as a binding arbitrator concerning such Location. The Proposed Description shall be submitted to the arbitrator, who, within thirty (30) days thereafter, shall determine whether the Proposed Description is sufficient, meaning that a surveyor can reasonably accurately locate the Easement Property for such Location. If the Proposed Description meets this requirement, Seller shall pay the arbitrator's fees. If the Proposed Description does not meet this requirement, the arbitrator shall, within the same thirty (30) day period, prepare a sufficient description (the "Sufficient Description"), and all fees of the arbitrator shall be paid by RailCom. In either case, RailCom, and its successors and assigns, shall reconvey, at its sole expense, all interest in the property described in the Interim Description to Seller, and Seller shall execute and cause its affiliates to execute appropriate documents to allow a CSXT Deed, if applicable, and the Short-Form Notice to be executed and recorded as to such Location containing the Sufficient Description. The Sufficient Description shall also be attached to the Grant of Easement, in replacement of the previous description for such Location, which shall be deleted from the Grant of Easement.

         2.2 Management Agreement. The Management Agreement shall be conveyed by the execution and delivery of the Assignment of Management Agreement attached as Exhibit E to this Agreement, as well as the execution and delivery by RailCom of the acceptance of the assignment included therein, subject to the execution and delivery by Peterson of the consent to assignment attached thereto.

         2.3 License Agreements. The License Agreements shall be conveyed by the execution and delivery of the Assignment of License Agreements attached as Exhibit F to this Agreement, as well as the execution and delivery by RailCom of the acceptance of the assignment included therein. It is intended that only Locations with an existing License Agreement shall be conveyed to RailCom. RailCom recognizes that the License Agreements may be terminated by the licensees after closing, and RailCom shall have no remedy against Seller upon any such termination of License Agreements.

3.       Sales Price.

         3.1 Payment of Sales Price. The Sales Price shall be paid in the following manner:

                  3.1.1 Upon the execution and delivery of this Agreement by RailCom, RailCom shall deliver Fifty


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Thousand Dollars ($50,000) to Seller, as a deposit on this Agreement (the
"Deposit"). Such deposit shall be non-refundable, unless Seller breaches this Agreement by failing to close in accordance with the terms hereof.

                  3.1.2 At closing, and prior to the delivery by Seller of the closing documents referred to in Paragraph 2 hereof, RailCom shall deliver the Sales Price, less the Deposit, to Seller.

                  3.1.3 Delivery of all sums due pursuant to this Paragraph 3.1 shall be evidenced by the receipt by Seller of such sums sent by Federal Reserve wire to an account designated by Seller.

         3.2 Proration of Payments from Licensees. Seller and RailCom agree that Seller shall be entitled to all payments of whatever kind due from licensees under the various License Agreements attributable to the period through and including the Closing Date. Some of the License Agreements include percentage clauses requiring payments based upon revenue generated by the licensee, which payment is not due until the annual anniversary of the License Agreements. All such amounts attributable to the period through and including the Closing Date shall be the property of Seller, and shall upon receipt by RailCom immediately be paid to Seller, even though such payments may be received a year or more after the Closing Date. Similarly, any amounts prepaid to Seller (or its predecessor-in-interest) under the License Agreements shall be paid by Seller to RailCom, to the extent such amounts are attributable to the period after the Closing Date, within sixty (60) days after the Closing Date. In addition to the parties' other remedies, such amounts shall bear interest at the rate of twelve percent (12%) per annum if not paid when due.

         3.3 Ad Valorem Taxes. Since there is no separate ad valorem tax assessment for the Assets, there shall be no proration of such taxes at closing. To the extent the Easement granted pursuant to the Purchase Agreement or the Outdoor Advertising Facilities located thereon are separately assessed or taxed, or to the extent Seller's taxes reflect the existence of the Easement or the Outdoor Advertising Facilities, RailCom shall pay or cause to be paid all resulting taxes accruing after the Closing Date.

4.       License Fees.

         4.1 Computation of License Fees. In addition to the Sales Price, after the Closing Date RailCom shall pay to Seller one-third (1/3) of any Excess Cash Flow within forty-five (45) days after the end of each calendar year, as a license fee (the "License Fee"), until the total License Fee payments equal TEN MILLION FIFTY THOUSAND DOLLARS ($10,050,000). If any payment of License Fees is not paid when due, in addition to Seller's other remedies, such payments shall bear interest at the rate of twelve percent (12%) per annum.

         4.2 Seller's Right to Audit. At all times prior to the payment in full of the License Fees due pursuant to Paragraph 4.1 and until the expiration of three (3) years thereafter, Seller shall have the right to audit all books and records of RailCom related to the gross revenue generated by each Location, and to also review all licenses and other documents and correspondence between RailCom and any licensee or user of each Location. All such books and records shall be kept by RailCom in accordance with generally accepted accounting principles. In the event any such audit reflects additional License Fees are due from RailCom to Seller, such amounts shall be immediately due and payable, and in addition to Seller's other remedies, such additional License Fees shall bear interest at the rate of twelve percent (12%) per annum if not paid in full within thirty (30) days notice from Seller to RailCom that such sums are due. In addition, if any such audit reflects that additional License Fees are due in excess of five percent (5%) of the amount actually paid by RailCom for the period in question (which period must be at least one [1] calendar year), the cost of such audit shall be paid by RailCom, and such cost shall bear interest at the rate of twelve percent (12%) per annum if not paid within thirty (30) days after the invoice for such audit is mailed to RailCom.

         4.3 Transfers of Locations. The rights of Seller set forth in this Paragraph 4 shall specifically survive any transfer of a Location by RailCom and shall be binding upon the transferee and any subsequent transferee. Upon any transfer of an easement for a Location, and/or an interest in a Location and/or any interest therein, the obligation to pay License Fees shall run with such Location, and shall be binding upon RailCom and the new owner(s) of rights in such Location. "Gross revenue" after such transfer shall include all advertising revenue generated by such Location


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to the new owner(s) of rights in such Location, and any advertising revenue to any subsequent owner(s) of rights in such Location. However, in all events RailCom shall be responsible for making the initial calculation of the amount of Excess Cash Flow from all of the Locations, including Locations sold or transferred by RailCom, and in addition to its other obligations, RailCom shall be responsible for collecting and paying such amounts to Seller.

         4.4 In the event any one or more Locations are reconveyed to Seller pursuant to Paragraph 10.1 hereof or Paragraphs 2.5 or 4.2 of the Grant of Easement, the formula for computation of License Fees, including the amount of the Sales Price and the total amount of License Fees to be paid, shall be equitably adjusted to reflect the reduction in the number of Locations.

5.       New Outdoor Advertising Facilities.

         5.1 Seller's Right to Develop New Outdoor Advertising Facilities. This Agreement reflects the sale of only the Assets from Seller to RailCom. Subject to Railcom's right of first offer as provided in Paragraph 5.2 of this Agreement, nothing herein shall prohibit Seller from owning, developing, or licensing additional billboards or other outdoor advertising facilities.

         5.2 RailCom's Right of First Offer. For a period of twenty (20) years after the Closing Date, Seller hereby grants to RailCom the exclusive right of first offer to purchase an easement for and assignment of license, if any, related to any additional outdoor advertising facilities owned or licensed by Seller after December 31, 1995 and located on real property interests owned, leased, licensed or occupied by Seller or its affiliates in the continental United States (the "New Assets"), on the terms and in accordance with the procedures set forth below:

                  5.2.1 Notwithstanding anything to the contrary contained in this Paragraph 5, Railcom's rights are limited as follows: (i) if Seller or its affiliates sells real estate (as to which any outdoor advertising facilities located thereon are merely incidental thereto) or a rail line to an unaffiliated third party in a bona fide, arms-length transaction, Railcom's right of first offer shall have no application to outdoor advertising facilities included in such sale or later developed by that third party, (ii) if RailCom assigns its rights under this Paragraph 5 to a third party as permitted by Paragraph 14.3, only one person or entity shall be entitled to exercise such rights at any time and RailCom (or its designee) shall designate such person or entity by notice to Seller, and such person or entity must be the owner of the Easement for at least one (1) Location, and (iii) Railcom's right of first offer shall only apply to the real property owned by Seller and CSX Transportation, Inc. ("CSXT") as of December 31, 1995. For example, if Seller purchases real property or an entity owning real property after December 31, 1995 (in which it or CSXT or its affiliates theretofore had no possessory interest), RailCom's right of first offer shall have no application to outdoor advertising facilities located on such real property or later added thereto.

                  5.2.2 RailCom shall have the exclusive right to purchase New Assets, and Seller shall give RailCom written notice (the "Offering Notice") of the New Assets which are available for purchase by RailCom within sixty (60) days after Seller's or its affiliates receipt of license revenue for such New Assets. The Offering Notice shall describe the New Assets in reasonable


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detail, by reference to the facilities comprising the New Assets, the approximate location thereof, and the license revenue reasonably projected by Seller (including percentage fees) attributable to the first twelve months of operation of such facilities (the "Annual Revenue").

                  5.2.3 RailCom shall have a period of sixty (60) days from the date of the Offering Notice to inform Seller in writing whether it wishes to purchase such New Assets. If RailCom does wish to purchase such New Assets, RailCom shall have thirty (30) days after it notifies Seller that it wishes to purchase such New Assets to close such purchase.

                  5.2.4 If RailCom fails to notify Seller within sixty (60) days after the date of the Offering Notice that RailCom wishes to purchase the New Assets, or if RailCom has timely notified Seller it wishes to purchase the New Assets but fails to close within thirty (30) days thereafter, all rights of RailCom shall terminate as to such New Assets, and Seller may operate for its own account or sell such New Assets to any third party at any price and on any terms without any obligation whatsoever to RailCom.

                  5.2.5 If RailCom timely exercises its right of first offer, the closing of the sale of such New Assets shall be substantially on the same terms as the Assets are conveyed to RailCom in accordance with this Agreement, with license payments prorated on an accrual basis as of the closing of the sale of New Assets, and RailCom shall pay to Seller a sales price for the New Assets equal to ten (10) times the Annual Revenue generated by such New Assets, less an assumed ten percent (10%) annual management fee (the "New Assets Sales Price").

                  5.2.6 Upon the purchase of New Assets by RailCom pursuant to Paragraph 5.2, the site of each facility comprising such New Assets shall constitute a "Location" for the purposes of this Agreement, including Paragraphs 6, 7, and 8 hereof, except as otherwise provided by this Paragraph 5.2, but excluding Paragraph 4.

                  5.2.7 The provisions of Paragraph 5.2 shall not apply to any replacement Location obtained by RailCom pursuant to Paragraph 2.5 of the Grant of Easement.

6.       Certain Post-Closing Obligations.

         6.1 Post-Closing Cooperation of Seller. Seller agrees to reasonably assist and cooperate with RailCom, at RailCom's sole expense, and to timely respond to RailCom, after the Closing Date with respect to any and all matters affecting the Locations, including dealing with governmental authorities (including contesting any legislative or other action that might impair RailCom's use of, or interest or rights in, the Assets). Seller shall furnish to RailCom, upon RailCom's request and after payment of reasonable copying and similar costs by RailCom, copies of valuation maps ("Val Maps") which Seller then possesses, for the property on which specific Locations are located (giving, if provided on such Val Maps, dimensions of Seller's underlying real property interests and other information to facilitate management of and access to such Locations). Seller agrees to update, in the ordinary course of its business, Val Maps to reflect any change to Seller's rights to such property interests.

         6.2 Post-Closing Drawings to be Provided by RailCom. RailCom agrees that it shall provide to Seller, at no cost to Seller, "as-built" drawings of all Outdoor Advertising Structures at each Location, if and when such drawings are available, provided that RailCom shall have no obligation to prepare such drawings.

7. Indemnification by RailCom. RailCom hereby agrees to protect, indemnify, and save harmless Seller, its affiliates, and their directors, shareholders, officers and employees, from and against any and all liability, claims, demands, suits or liens, including reasonable attorneys' fees and expenses, made or brought by reason of RailCom's or its contractors' or licensees' acts or omissions, or the acts or omissions of RailCom's or its contractors' or licensees' agents, servants, or employees, or arising from or related to, in any way, the exercise by RailCom or its licensees of the rights granted to RailCom in accordance with this Agreement. RailCom's indemnity shall cover, by way of example and not limitation, the death of or an injury to any person or persons, including the death of or an injury to an agent, servant, or employee of RailCom, or its contractors or licensees or Seller, and damage to any property.


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
8. Insurance. RailCom agrees to maintain appropriate insurance policies (including, but not limited to, commercial general liability insurance), having limits reasonably acceptable to Seller (in its reasonable discretion), naming Seller and its affiliates as additional insureds and subject to such other terms and conditions as Seller may reasonably request from time to time in accordance with its customary risk management practices. Seller shall have the right to designate by written notice to RailCom the insurance policies required by RailCom under this Agreement. At a minimum, the following policies of insurance shall be required to be maintained by RailCom:

         8.1 Commercial General Liability Insurance. Commercial General Liability Insurance with a limit of no less than Three Million Dollars ($3,000,000) combined single limit per occurrence for all bodily injury and property damage, which may be provided by one policy or a base policy with an umbrella.

         8.2 Railroad Protective Liability Insurance. RailCom shall provide, or cause the applicable licensee to provide, Railroad Protective Liability Insurance, in the event of and during the course of any construction and demolition work done within fifty (50) feet of any railroad track, with a limit of no less than Three Million Dollars ($3,000,000) combined single limit per occurrence for all bodily injury and property damage.

         8.3 Automotive Liability Insurance. RailCom shall provide, or cause the applicable licensee to provide, automotive liability insurance with a limit no less than One Million Dollars ($1,000,000) combined single limit per occurrence, for all bodily injury and property damage.

         All such policies shall name Seller and its affiliates as additional insureds, and shall provide for at least thirty (30) days prior notice to Seller of any cancellation or modification of such policies. The form of such policies and the companies issuing such policies must be reasonably acceptable to Seller. Upon request, RailCom shall provide Seller with a certified copy of all policies of insurance maintained by RailCom pursuant to this Paragraph. In addition, at all times RailCom and its contractors and licensees shall maintain workers compensation insurance as required by law and such workers compensation insurance shall contain a waiver of subrogation against Seller and its affiliates. Securing such insurance shall not limit RailCom's liability to Seller under this Agreement, but shall be additional security therefor.

9.       Representations.

         9.1 Representations of Seller.

                  9.1.1 Seller is comprised of corporations, duly existing and in good standing, with full power and authority to consummate the transaction contemplated in this Agreement.

                  9.1.2 The individuals executing this Agreement on behalf of Seller are fully authorized to do so and thereby bind Seller.

                  9.1.3 The report attached as Exhibit G to this Agreement, which lists the historical revenue (net of management fees only) received by Seller (or its predecessor-in-interest) for the thirty-six (36) months ending December 31, 1995 for the Locations which were active from time to time (including the Locations active as of the Closing Date), is materially complete and accurate.

                  9.1.4 To Seller's knowledge, Seller having made no investigation or inquiry whatsoever, and without imputation to Seller of the knowledge of Peterson, as of the Closing Date, Seller has not furnished to RailCom any information that was untrue in any material respect, nor has Seller omitted to disclose information known by Seller that would materially adversely affect RailCom's rights as contemplated in this Agreement (including, without limitation, materially adversely affect the longevity of the Easement). For the purposes of this Paragraph 9.1.4, information known by RailCom or Peterson as of the Closing Date shall be deemed to have been disclosed by Seller to RailCom.


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
         9.2 Representations of RailCom.

                  9.2.1 RailCom is a Georgia corporation, duly existing and in good standing, with full power and authority to consummate the transaction contemplated in this Agreement.

                  9.2.2 The individuals executing this Agreement on behalf of RailCom are fully authorized to do so and thereby bind RailCom.

10.      Breach.

         10.1 Breach of Certain Representations by Seller. If Seller breaches any of the representations set forth in Paragraphs 9.1.3 and 9.1.4 of this Agreement, Seller's liability shall be limited to any Location which has its revenue partially or entirely affected by such breach, and Seller's liability as to such Location shall be the then hypothetical unamortized balance of the Location Sales Price, assuming the Location Sales Price was financed at an interest rate of eleven percent (11%) per annum, fully amortized over a period of ten [10] years, payable in equal monthly payments of principal and interest due on the last day of each month, in arrears, with the first payment due on the last day of the calendar month which immediately follows the calendar month of the Closing Date) (the "Hypothetical Unamortized Balance"). For example, if a Location generated Net Revenue of $900, its Location Sales Price would be $6,345 ($900 x 7.05). If that Location was terminated 50 months after the Closing Date due to a breach of a representation by Seller, the Hypothetical Unamortized Balance for the Location would be $4,501 ($6,345 amortized at an interest rate of 11% per annum, providing equal monthly payments of principal and interest of $87.40, with principal "paid" of $1,844). Prior to the payment by Seller of damages related to any Location, RailCom and its successors and assigns shall reconvey to Seller all of their right, title and interest in such Location and the Easement therefor and assign to Seller any applicable license agreement related to the Location (all free of any management agreement). Any advertising revenues or license fees generated by any reconveyed Location shall be prorated on an accrual basis as of the date of the reconveyance. RailCom agrees that the remedy set forth in this Paragraph 10.1 is RailCom's sole remedy for Seller's breach of any of the representations set forth in Paragraphs 9.1.3 and 9.1.4 of this Agreement.

         10.2 Other Breach. In the event of any breach of obligations under this Agreement by a party, except as provided in Paragraphs 10.1 and 13, the other party shall be entitled to all remedies available at law and at equity. However, in no event shall either party be entitled to punitive, consequential, incidental or special damages.

         10.3 Prevailing Party. In the event of any litigation arising out of this Agreement between Seller and RailCom, the prevailing party shall be entitled to all costs and reasonable attorneys' and legal assistants' fees, at all trial, appellate and bankruptcy levels.

11. Closing Costs. RailCom shall, at closing, pay all transfer and recordation taxes and fees (however named or styled) and the cost of all documentary stamp taxes and similar taxes concerning the transfer of the Assets imposed by all jurisdictions in which the Assets are located, including, without limitation, the Florida documentary stamp tax due on the Easement.

12. Surviving Provisions. All provisions of this Agreement shall survive the closing of this Agreement.

13. Irrevocable Easement. Except as expressly provided in the Grant of Easement, the Easement and any other easement granted pursuant to this Agreement shall be irrevocable, it being understood that should RailCom default in the performance of any obligation hereunder, Seller may not revoke the Easement or any easement; provided, however, Seller's recourse and remedies shall not otherwise be limited, and Seller shall be free to pursue any other recourse or remedy available at law or in equity, including, without limitation, the right to pursue a judgment for damages against RailCom and obtain satisfaction thereof from any and all assets of RailCom (including, without limitation, the Easement).

14.      Miscellaneous.

         14.1 Entire Agreement. This Agreement sets forth and constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof (other than any agreements executed concurrent herewith or in connection with the closing), and supersedes any and all prior agreements, understandings, promises and representations, whether oral or written, between the parties with respect to the subject matter hereof. This Agreement may not be released, discharged, amended or modified in any manner except by an instrument in writing, making specific reference to this Agreement, and signed by the duly authorized representatives of both parties.

         14.2 Relationship of the Parties. This Agreement shall not create an agency, partnership, joint venture, or employer/employee relationship between the parties, and nothing in this Agreement shall be deemed to authorize either party to act for, represent or bind the other.

         14.3 Assignment. Seller may assign its rights and obligations under this Agreement, provided that Seller shall remain liable for all obligations hereunder unless expressly released by RailCom. RailCom may assign or pledge its rights under this Agreement provided, in the case of such assignment or pledge (including, without limitation, the conveyance of any interest in the Easement),
(i) the assignee expressly assumes by an instrument reasonably acceptable to Seller, RailCom's obligations under this Agreement, (ii) Seller's rights under this Agreement are not diminished thereby, and (iii) RailCom is not released from its liabilities and obligations hereunder, and remains fully liable therefor.

         14.4 Choice of Law. This Agreement shall be deemed to have been entered into in the State of Florida, and its interpretation, construction, and the remedies for its enforcement and breach are to be applied pursuant to and in accordance with the laws of the State of Florida without regard to its conflicts of law rules. The venue for any litigation arising out of this Agreement shall be Duval County, Florida.

         14.5 No Waiver. No waiver of any right under this Agreement shall be deemed effective unless contained in writing and signed on behalf of the party charged with such waiver, and no waiver of any right shall be deemed to be a waiver of any future right or any other right arising under this Agreement. Except as expressly provided herein, all rights, remedies, undertaking, obligations, and agreements contained in this Agreement shall be cumulative and none of them shall be a limitation of any other remedy, right, undertaking, obligation, or agreement.

         14.6 Headings. Headings in this Agreement are included for ease of reference only and shall have no legal effect.

         14.7 No Interpretation Against Drafter. Each party has participated fully in the negotiation and drafting of this Agreement, and any ambiguities in this Agreement shall not be interpreted against either party.

         14.8 Notices. Any notices permitted or required under this Agreement shall be in writing and shall be deemed delivered upon personal delivery, or upon the expiration of three (3) business days following sent by registered or certified mail, postage pre-paid; or upon the expiration of one (1) business day following deposit with overnight courier; to the addresses set forth below or to such other address in the United States that the party may hereafter specify:

                 (a)   To Seller:

                       William P. Coffing, Jr.
                       Assistant Vice President
                       CSX Real Property, Inc.
                       Suite 100
                       6737 Southpoint Drive, S.
                       Jacksonville, Florida   32216

                 with a copy to:

                       Mark S. Hoffmann, Esquire
                       General Counsel
                       Law Department
                       CSX Transportation, Inc.
                       500 Water Street
                       Jacksonville, Florida  32202

                 (b)   To RailCom:

                       Eugene Martini, Executive Vice President
                       RailCom, Ltd.
                       1819 Peachtree Road, Suite 315
                       Atlanta, Georgia  30309

                 with a copy to:

                       Kevin R. Armbruster, Esquire
                       Cushing, Morris, Armbruster & Jones
                       2110 Peachtree Center
                       Cain Tower
                       229 Peachtree Street Northeast
                       Atlanta, Georgia  30303

         14.9 Counterparts. This Agreement may be executed in two (2) or more counterpart originals, and will be deemed binding when each of the parties has executed a counterpart original and delivered it to the other party. Signatures transmitted by facsimile shall be deemed to be originals and binding upon the party who has so executed this Agreement and all documents attached hereto or given in connection with the closing.

         14.10 Adjustment of Sales Price. It is intended that the Sales Price be determined by multiplying the Net Revenue for all of the Locations by 7.05. Seller and RailCom agree that Seller may delete Locations from Exhibit A prior to closing if Seller determines it does not have good title to the Locations or otherwise is constrained from conveying such Locations. Seller believes that such deletions shall not exceed three percent (3%) of the total number of Locations. In addition, Locations for which the applicable License Agreement is terminated prior to closing shall be deleted from the conveyance to RailCom.

                  The Sales Price shall be adjusted, either before or after closing, so that the Sales Price shall be the Net Revenue for all of the Locations multiplied by 7.05. Furthermore, the dollar amount set forth in Paragraph 4.1 of the Agreement ($10,050,000) shall be changed to fifty percent (50%) of the actual Sales Price. Prorations of revenue for the Locations may be finalized after the closing.

         The parties have executed this Agreement as of the date first written above.

                           CSX REALTY DEVELOPMENT CORPORATION, a Georgia
                            corporation


                           By:         /S/ Stephen D. Beck
                              --------------------------------------
                                                  ,          President
                                   ---------------  ---------

                           THE THREE RIVERS RAILWAY COMPANY, a Pennsylvania
                            corporation


                           By:        /S/ Gerald L. Nichols
                              --------------------------------------
                                                  ,          President
                                   ---------------  ---------


                           THE ATLANTIC LAND AND IMPROVEMENT COMPANY, a Virginia
                            corporation



                           By:        /S/ Gerald L. Nichols
                              --------------------------------------
                                                  ,          President
                                   ---------------  ---------


                           WINSTON-SALEM SOUTHBOUND RAILWAY COMPANY, a North
                            Carolina corporation


                           By:        /S/ Gerald L. Nichols
                              --------------------------------------
                                                  ,          President
                                   ---------------  ---------


                           GAINESVILLE MIDLAND RAILROAD COMPANY, a Georgia
                            corporation



                           By:        /S/ Gerald L. Nichols
                              --------------------------------------
                                                  ,          President
                                   ---------------  ---------



                           RICHMOND, FREDERICKSBURG AND POTOMAC RAILWAY COMPANY,
                            a Virginia and Delaware corporation



                           By:        /S/ Gerald L. Nichols
                              --------------------------------------
                                                  ,          President
                                   ---------------  ---------




                           RAILCOM, LTD., a Georgia corporation



                           By:         /S/ Wilds L. Pierce
                              --------------------------------------
                                                  ,          President
                                   ---------------  ---------

                                 JOINDER OF CSXT

          CSX Transportation, Inc., a Virginia corporation, its successors and assigns ("CSXT"), in consideration of the benefits to be derived by CSXT and its affiliates pursuant to this Agreement, hereby agrees with RailCom as follows:

          (a) CSXT (to the extent it owns the affected real property or any rights therein) shall convey its interest, if any, by corrective and other deeds to CRDC, and shall take such other actions as are required to assist and enable Seller to convey the Assets and fulfill its obligations to RailCom in accordance with Paragraph 2 of the Purchase Agreement.

          (b) CSXT (to the extent CSXT owns the New Assets or any interest therein) shall convey its interest, if any, in New Assets to CRDC and take such other actions as are required to assist and enable Seller to meet its obligations under Paragraph 5 of the Purchase Agreement.

          (c) CSXT shall assist Seller and take such actions as are required to enable Seller to perform its obligations under Paragraph 6.1 of the Purchase Agreement.

          (d) CSXT hereby makes the same representations that Seller makes in Paragraph 9.1.3 and 9.1.4 of the Purchase Agreement, provided that the representations by CSXT are limited to the knowledge of the Board of Directors of CSXT, and William P. Coffing, Jr., as agent for CSXT.

          (e) CSXT (to the extent CSXT owns the affected real property or any interest therein) shall convey its rights, if any, to CRDC to assist and enable Seller to comply with its obligations to provide access to the Easement Property to RailCom, as provided in Paragraph 2.2.1 of the Grant of Easement.

          (f) CSXT shall take no actions which cause Grantor to breach its obligations under Paragraph 2.3 of the Grant of Easement.

          (g) CSXT (to the extent CSXT owns the affected real property or any interest therein) shall convey its interest, if any, to Grantor to assist and enable Grantor to provide substitute locations to RailCom, as provided in Paragraph 2.5 of the Grant of Easement.

          (h) CSXT shall not take any actions which shall cause Grantor to breach its obligations under Paragraphs 2.7 and 2.8 of the Grant of Easement or Paragraph 13 of the Purchase and Sale Agreement.

          (i) CSXT (to the extent CSXT owns the affected real property or any interest therein) shall convey its interest, if any, to Grantor to assist and enable Grantor to convey additional or replacement easement property to RailCom due to an approved modification of an existing Outdoor Advertising Facility, as provided in Paragraph 3.3 of the Grant of Easement.

          (j) CSXT (to the extent CSXT owns the affected real property or any interest therein) shall convey its rights, if any, to CRDC to assist and enable Grantor to comply with its obligations to provide utility licenses for electric utilities to the Outdoor Advertising Facilities.

          For the purposes of this Joinder, "affected real property" means CSXT's real property interests as of the date hereof to the same extent as if owned by CRDC, and any obligation of CRDC involving its interests in real property shall extend to CSXT's real property interests as of the date hereof, to the same extent as if owned by CRDC.

          Nothing herein shall increase the rights of RailCom as to Seller under the Purchase and Sale Agreement or the Grant of Easement, but rather, CSXT's intent is to assist Seller in meeting its obligations created in such agreements. Nothing herein shall require CSXT to acquire interests in real property it does not have as of the date hereof, nor shall it require CSXT to engage in litigation with third parties to secure the rights necessary to comply with its obligations hereunder. If CSXT is required to convey any additional real property interests pursuant to these provisions, it may do so directly or through a subsidiary or an affiliate. RailCom shall have the right of specific performance against CSXT if CSXT fails to perform its obligations under this joinder. Paragraphs (a), (e), (f), (g), (h), (i), and (j) of this Joinder, but only such paragraphs, shall be binding upon a transferee of real property by CSXT in the immediate vicinity of Outdoor Advertising Facilities conveyed to RailCom pursuant to the Purchase and Sale Agreement. CSXT represents that it is in good standing under the laws of the state of Virginia. The individual executing this Joinder on behalf of CSXT represents that he is authorized to do so.



                             CSX TRANSPORTATION, INC., a Virginia corporation


                             By:            /S/ Gerald L. Nichols
                                ------------------------------------------------
                                       __________________, Vice President